Exhibit 99.1

These are the brands transforming the Brazilian Market.

Essas são as marcas que estão transformando o mercado brasileiro.

Reference in advisory, product portfolio and Expert content.

Referência em assessoria, diversidade de produtos e conteúdo Expert.

Digital and intuitive platform that desmystifies investments for Brazilians.

Plataforma digital e intuitiva que desmistifica investimentos para os brasileiros.

Reference in trading solutions and execution, with no brokerage fees.

Referência em bolsa de valores com corretagem zero.

XP Inc.

3Q20 Earnings Release

November 9th, 2020

XP Inc. Reports 3Q20 Financial Results

São Paulo, Brazil, November 9, 2020 – XP Inc. (NASDAQ: XP) (“XP” or the “Company”), a leading tech-enabled platform and a trusted pioneer in providing low-fee financial products and services in Brazil, today reported its financial results for the third quarter of 2020.

To our shareholders:

Today, we are reporting our fourth quarterly results since our IPO back in December 2019. Despite all the challenges imposed by the COVID-19 pandemic in 2020, we generated record revenue in 3Q20 (R$2.2 billion), representing 55% YoY growth, and well above our long-term target (+35%). More important than the most recent quarter’s results, we remain excited about the long journey we have ahead of us. As I have repeatedly emphasized in prior quarterly letters to shareholders, taking a long-term view is essential to how we view our business and the opportunities ahead.

Over the last 12 months, we generated Gross Revenue of R$8.0 billion, an increase of 148% when compared to R$3.2 billion for the full year of 2018. Despite the strong growth, we have captured a modest market share of the investments industry, where the incumbent banks still maintain a large majority (~90%). That said, we remain in the early stages of coming to market with additional services through our bank, including collateralized credit, margin loans, structures notes (COE) issuance, and credit cards, amongst others. This process of disruption likely continues for many years to come at an accelerating clip, mainly driven by swifter digitalization and low interest rates in Brazil.

With that scenario in mind, we stepped up the pace of investments in technology and people to further strengthen our platform to drive a differentiated customer experience. Our vision integrates an agile model with our strategic initiatives, utilizing more data analysis for decision making and driving greater scalability across our businesses.

Examples of recent technology initiatives that meaningfully enhanced the platform without a concurrent step up in related costs include Clear and the IFA tailor-made app Hub. Without meaningful headcount additions, Clear’s Active Clients were up 165% YoY and DARTs were up 141% YoY in 3Q20 reinforcing the stability of the platform. Furthermore, improvements in our Hub app, including the addition of CRM tools to Hub Web and Mobile, formed an integrated multi-channel platform that has substantially improved 2020 performance KPIs such as net inflows (+19%), portfolio diversification (+24%), NPS (+7%) and share of wallet (+3%).

Our unique ecosystem, scale across several markets, and financial strength enables us to fund key strategic initiatives, which are primarily expensed through the income statement (very few of these investments are capitalized), while maintaining a healthy level of profitability. While our margins may be modestly impacted in the short term as we continue to invest in technology, we remain focused on enhancing longer-term growth prospects as initiatives mature driving powerful economies of scale over time.

In addition to technology, we are intensifying investments to further strengthen our IFA network. By providing additional capital to the offices, they can accelerate hiring and training of new IFAs across Brazil. We maintain more than 659 commercial points that are well positioned to capitalize on opportunities to continue to take market share from the incumbent banks, which continue to close branches, particularly as a result of expanding digitalization during the pandemic. For example, in October alone, we on-boarded more than 500 new IFAs, the highest monthly total on record.

Finally, I would like to highlight our key differentiating factor over the long-run: our culture.

Ensuring the right people, in the right positions, with challenging goals, long-term alignment with the company and, above all, adhering to our culture (Dream Big, Open Mind and Entrepreneurial Spirit) is what allows us to continue transforming the financial market to improve more people's lives, and build an enduring enterprise.

Highlights

1)	Gross Revenue growth of 55% YoY, reaching R$2.2 billion;

2)	Direct Channel Active Clients’ growth;

3)	New businesses: Expansion of Collateralized Credit and Structures Notes’ issuance.

3Q20 KPIs

Total AUC R$563 bn +61% YoY	Active Clients 2,645 k +72% YoY

IFAs 7,000+	NPS 70

Gross Revenue R$2,245 mn +55% YoY	Adjusted Net Income R$570 mn +119% YoY

	3Q20	3Q19	YoY	2Q20	QoQ

Operating and Financial Metrics (unaudited)
Retail – AUC (in R$ bn)	563	350	61%	436	29%
Retail – active clients (in '000s)	2,645	1,536	72%	2,360	12%
Retail – gross total revenues (in R$ mn)	1,698	944	80%	1,475	15%
Institutional – gross total revenues (in R$ mn)	239	173	38%	333	-28%
Issuer Services – gross total revenues (in R$ mn)	169	143	18%	65	160%
Digital Content – gross total revenues (in R$ mn)	32	35	-8%	46	-30%
Other – gross total revenues (in R$ mn)	107	158	-32%	123	-13%
Company Financial Metrics
Gross revenue (in R$ mn)	2,245	1,453	55%	2,041	10%
Net Revenue (in R$ mn)	2,101	1,356	55%	1,921	9%
Gross Profit (in R$ mn)	1,395	911	53%	1,342	4%
Gross Margin	66.4%	67.2%	-79 bps	69.8%	-345 bps
Adjusted Net Income (in R$ mn)	570	261	119%	565	1%
Adjusted Net Margin	27.1%	19.2%	790 bps	29.4%	-228 bps

¹ See appendix for a reconciliation of Adjusted Net Income.

Operational Performance

Assets Under Custody (in R$ bn)

Total AUC reached R$563 billion at September 30, 2020, up 61% year-over-year. The R$212 billion increase over the last twelve months is shown on the bridge chart below and was driven by: (1) R$195 billion of cumulative net inflows and (2) R$18 billion of market appreciation.

Net Inflow, adjusted by extraordinary equity inflows/outflows, was R$134 billion over the last twelve months, or R$11 billion per month on average, and accelerating to R$13 billion for 3Q20. For both periods, flows were strong across all channels and brands, with the ongoing shift away from fixed income and savings into higher-yielding products continuing to gain momentum due to low interest rates combined with an underpenetrated market.

Active Clients (in 000’s)

Active clients grew 72% in 3Q20 vs 3Q19. Growth was strong across all channels led by our Rico and Clear brands.

Retail Equity DARTs¹ (million trades)

¹Daily Average Revenue Trades

Retail Equity DARTs increased 189% in 3Q20 vs 3Q19. The number of individuals investing on the stock exchange continues to grow, and we see further room for strong growth ahead as investors in Brazil maintain a relatively low equity penetration rate.

Net Promoter Score (NPS)

NPS, a widely known survey methodology used to measure customer satisfaction, reached 70 in 3Q20. Maintaining a high NPS score is a priority for XP since our business model is built around client experience. The NPS calculation as of a given date reflects the average scores in the prior six months.

3Q20 Revenue Breakdown

RETAIL

76%

Of Total Gross Revenues

INSTITUTIONAL

11%

Of Total Gross Revenues

ISSUER SERVICES

8%

Of Total Gross Revenues

DIGITAL CONTENT

1%

Of Total Gross Revenues

Note: Other Revenue represented 5% of Total Gross Revenues in 3Q20.

Total Gross Revenue (in R$ mn)

Total Gross Revenue increased 55% from R$1.5 billion in 3Q19 to R$2.2 billion in 3Q20, mainly driven by strong growth of the Retail business. Over the first nine months of 2020, gross revenue expanded 66% vs. the same period of the previous year.

Retail

Retail Revenue (in R$ mn)

Retail revenue grew 80% from R$944 million in 3Q19 to R$1.7 billion in 3Q20. The main growth drivers included, in order of contribution: (1) Equities and Futures, reflecting resilient trading volumes and growing participation of retail investors at B3; (2) Financial Products, represented by COEs (structured notes) and equity-linked derivatives and (3) Fixed Income.

LTM Take Rate (LTM Retail Revenue / Average AUC)

The Take Rate (or Revenue Yield) for the last 12 months was stable in 3Q20 vs. 3Q19 as higher Equities and Futures’ trading volumes and rising distribution of Financial Products offset the lower average Selic rate year-over-year and the impact from the recent extraordinary equity inflow. This custody mandate has a marginal contribution to Retail revenue but generates several cross-selling opportunities across our ecosystem, particularly for Private Banking and Issuer Services.

Institutional

Institutional Revenue (in R$ mn)

Institutional gross revenue totaled R$239 million in 3Q20, up 38% from R$173 million in 3Q19. Higher equity trading volume was the main driver in addition to higher Fixed Income secondary trading.

Issuer Services

Issuer Services Revenue (in R$ mn)

Issuer Services revenue expanded 18% year-over-year from R$143 million in 3Q19 to R$169 million in 3Q20. Key highlights for the quarter included: (1) REITs, with eighteen executed deals vs eleven in 3Q19 and (2) the Equity Capital Markets (ECM) division, with participation in fourteen deals vs four in 3Q19.

Digital Content and Other

Digital Content Revenue

Gross revenue totaled R$32 million in 3Q20, down 8% from R$35 million in 3Q19, mainly driven by the absence of in-person events and courses compared to the year-ago quarter.

Other Revenue

Other revenue decreased 32% in 3Q20 vs. 3Q19, from R$158 million to R$107 million, primarily driven by a lower average Selic rate.

COGS

COGS (in R$ mn) and Gross Margin

COGS rose 59% from R$445 million in 3Q19 to R$706 million in 3Q20 driven by product mix and higher investments recently made in the IFA network through incentives, which are capitalized and amortized over the life of the signed contracts, in addition to the increase in Active Clients, which for some products drives higher clearinghouse fees. Furthermore, gross margin contracted to 66.4% in 3Q20 from 67.2% in 3Q19.

Investments in the network enhance one of our key distribution channels and provide additional capital to our offices for them to attract more professionals, expand operations to new geographies and accelerate net inflow and client acquisitions.

SG&A Expenses

SG&A Expense ex-Share Based Compensation (in R$ mn)

SG&A expenses totaled R$669 million in 3Q20, up 39% from R$481 million in 3Q19. As a percentage of net revenue, SG&A expenses represented 31.9% in 3Q20 vs. 35.5% in 3Q19, as the expansion in personnel expenses, due to the 67% year-over-year growth in headcount, and in data processing, as a consequence of technology investments, was more than offset by efficiency gains in Marketing and Third-Party Services and Other Administrative Expenses, which were net positive in 3Q20. The latter was impacted by three main factors: (1) higher revenue related to incentives from Tesouro Direto, B3, Visa and other parties; (2) higher losses on write-offs and disposal of assets related to XP Inc.’s recent headquarter footprint reduction in São Paulo; and (3) a one-time fine payable to BSM (B3’s self-regulatory entity) from a disciplinary administrative proceeding started in 2015 which concluded in 2020.

As a high-growth company operating in a massive and concentrated market, we are constantly looking for investments that can accelerate our initiatives and strengthen our platforms and infrastructure to support our business’ expansion. Hence, although we remain focused on enhancing efficiency and operating leverage, several near-term expenses including technology across all fronts (headcount, infrastructure, data processing, among others), and the digital bank and trading platforms are expected to drive accelerating revenue growth over the next years. In the last twelve months, these expenses represented approximately 80% of SG&A growth, paving the way for future growth and potential margin improvement in the long term, as we reap the benefits from the enhanced scalability of our business model.

Adjusted Net Income

Adjusted Net Income¹ (in R$ mn) and Margin

In 3Q20, Adjusted Net Income grew 119% vs 3Q19 and reached R$570 million. The adjusted net margin expanded from 19.2% in 3Q19 to 27.1%, reflecting: (1) strong growth in Retail Revenue, which was mainly driven by Equity, Derivatives, Financial Products and Fixed Income and (2) a lower effective tax rate.

¹ See appendix for a reconciliation of Adjusted Net Income.

Cash Flow

Cash Flow Data	3Q20	3Q19	2Q20
(R$ mn)

Income before income tax	632	382	610
Adjustments to reconcile income before income tax	128	53	127
Income tax paid	19	(162)	130
Contingencies paid	(0)	(0)	(0)
Interest paid	(44)	(1)	(17)
Changes in working capital assets and liabilities	(1,910)	37	(21)
Adjusted net cash flow (used in) from operating activities	(1,174)	308	828
Net cash flow (used in) from securities, repos, derivatives and banking activities	1,589	(98)	(369)
Net cash flows from operating activities	415	210	459
Net cash flows from investing activities	(302)	(33)	(37)
Net cash flows from financing activities	(478)	(38)	(95)

Net Cash Flow Used in Operating Activities

Our net cash flow used in Operating activities represented by Adjusted net cash flow (used in) from operating activities (which in management’s view is a more useful metric to track the intrinsic cash flow generation of the business) decreased to R$1,174 million for 3Q20 from R$308 million in 3Q19, and decrease from R$828 million in 2Q20 to R$1,174 million in 3Q20 driven by:

•	Higher balance of securities and derivatives that we hold in the ordinary course of our business as a Retail investment distribution platform and as an Institutional broker dealer (with respect to the sale of fixed income securities and structured notes);

•	Our strategy to allocate excess cash and cash equivalents from treasury funds, from Floating Balances and from private pension balances to securities and other financial assets. These balances may fluctuate substantially from quarter to quarter and were the key drivers to the net cash flow from operating activities figures;

•	Increased in our banking activities from loans operations, deposits mainly derived from time deposits, structure operations certificates (COEs) and other financial liabilities which include financial bills as a result of our expected growth in new financials services verticals.

•	Growth of our omni-channel distribution network through our network of IFA partners;

•	Our income before tax of R$761 million in 3Q20 combined with non-cash expenses consisting primarily of (i) share based plan of R$32 million (ii) depreciation and amortization of R$36 million, (iii) Losses on impairment and write-off of property, equipment, intangible assets and leases of R$30 million. The total amount of adjustments to reconcile income before income taxes for 3Q20 was R$128 million.

Net Cash Flow Used in Investing Activities

Our net cash used in investing activities increased from R$33 million in 3Q19 to R$302 million in 3Q20 and R$ 37 million in 2Q20 from R$302 million in 3Q20, primarily affected by:

•	Our acquisitions of FinTech’s, investments in associates and joint ventures of R$ 260 million in 3Q20;

•	the investment in intangible assets, mostly IT infrastructure and capitalization software development which increased from R$22 million in 3Q19 to R$35 million in 3Q20 and from R$24 million in 2Q20 to R$35 million in 3Q20.

Net Cash Provided by Financing Activities

Our net cash flows from financing activities increased from R$38 million in 3Q19 to R$478 million in 3Q20 and from R$95 million in 2Q20 to R$478 million in 3Q20, primarily due to:

•	R$400 million related to principal payments of the first series of non-convertible debentures in 3Q20;

•	R$66 million related to a partial repurchase of the second series of non-convertible debentures in 2Q20;

•	R$78 million in 3Q20, R$27 million in 2Q20 and R$30 million in 3Q19 related to Payments of borrowings and lease liabilities.

Floating Balance and Adjusted Gross Financial Assets (in R$ mn)

Floating Balance (=net uninvested clients' deposits)	3Q20	2Q20
Assets	(1,484)	(1,949)
(-) Securities trading and intermediation	(1,484)	(1,949)
Liabilities	15,160	14,851
(+) Securities trading and intermediation	15,160	14,851
(=) Floating Balance	13,676	12,902

Adjusted Gross Financial Assets (=cash and equivalents, net of floating)	3Q20	2Q20
Assets	83,061	55,384
(+) Cash	642	346
(+) Securities - Fair value through profit or loss	38,702	26,453
(+) Securities - Fair value through other comprehensive income	9,589	5,252
(+) Securities - Evaluated at amortized cost	1,366	1,226
(+) Derivative financial instruments	13,149	15,589
(+) Securities purchased under agreements to resell	18,244	6,142
(+) Loan Operations*	1,369	377
Liabilities	(61,514)	(33,570)
(-) Securities loaned	(1,112)	(473)
(-) Derivative financial instruments	(12,730)	(15,005)
(-) Securities sold under repurchase agreements	(35,254)	(10,118)
(-) Private Pension Liabilities	(9,649)	(7,194)
(-) Deposits*	(1,627)	(142)
(-) Structured operations certificates*	(1,142)	(639)
(-) Floating Balance	(13,676)	(12,902)
(=) Adjusted Gross Financial Assets	7,871	8,913

*Banking activities added due to increased relevance in 3Q20

We present Adjusted Gross Financial Assets because we believe this metric captures the liquidity that is in fact available to us, net of the portion of liquidity that is related to our Floating Balance (and therefore attributable to clients). We calculate Adjusted Gross Financial Assets as the sum of (1) Cash and Financial Assets (comprised of Cash plus Securities – Fair value through profit or loss, plus Securities – Fair value through other comprehensive income, plus Securities – Evaluated at amortized cost, plus Derivative financial instruments, plus Securities (purchased under agreements to resell), plus Loans, less (2) Financial Liabilities (comprised of the sum of Securities loaned, Derivative financial instruments, Securities sold under repurchase agreements and Private pension liabilities), Deposits, Structured Operation Certificates and (3) less Floating Balance.

It is a measure that we track internally on a daily basis, and it more intuitively reflects the effect of the operational profits we generate and the variations between working capital assets and liabilities (cash flows from operating activities), investments in fixed and intangible assets (cash flows from investing activities) and inflows and outflows related to equity and debt securities in our capital structure (cash flows from financing activities).

Our management treats all securities and financial instrument assets, net of financial instrument liabilities, as balances that compose our total liquidity, with sub line items (such as, for example, “securities at fair value through profit and loss” and “securities at fair value through other comprehensive income”) expected to fluctuate substantially from quarter to quarter as our treasury manages and allocates our total liquidity to the most suitable financial instruments.

Other Information

Web Meeting

The Company will host a webcast to discuss its second quarter 3020 financial results on Monday, November 9, 2020 at 5:00pm ET (7:00pm BRT). To participate in the earnings webcast please subscribe at: 3Q20 Earnings Web Meeting. The replay will be available on XP’s investor relations website at https://investors.xpinc.com/

Investor Relations Team

Carlos Lazar

André Martins

Natali Pimenta

ir@xpi.com.br

Important Disclosure

IN REVIEWING THE INFORMATION CONTAINED IN THIS RELEASE, YOU ARE AGREEING TO ABIDE BY THE TERMS OF THIS DISCLAIMER. THIS INFORMATION IS BEING MADE AVAILABLE TO EACH RECIPIENT SOLELY FOR ITS INFORMATION AND IS SUBJECT TO AMENDMENT.

This release is prepared by XP Inc. (the “Company,” “we” or “our”), is solely for informational purposes. This release does not constitute a prospectus and does not constitute an offer to sell or the solicitation of an offer to buy any securities. In addition, this document and any materials distributed in connection with this release are not directed to, or intended for distribution to or use by, any person or entity that is a citizen or resident or located in any locality, state, country or other jurisdiction where such distribution, publication, availability or use would be contrary to law or regulation or which would require any registration or licensing within such jurisdiction.

This release was prepared by the Company. Neither the Company nor any of its affiliates, officers, employees or agents, make any representation or warranty, express or implied, in relation to the fairness, reasonableness, adequacy, accuracy or completeness of the information, statements or opinions, whichever their source, contained in this release or any oral information provided in connection herewith, or any data it generates and accept no responsibility, obligation or liability (whether direct or indirect, in contract, tort or otherwise) in relation to any of such information. The information and opinions contained in this release are provided as at the date of this release, are subject to change without notice and do not purport to contain all information that may be required to evaluate the Company. The information in this release is in draft form and has not been independently verified. The Company and its affiliates, officers, employees and agents expressly disclaim any and all liability which may be based on this release and any errors therein or omissions therefrom. Neither the Company nor any of its affiliates, officers, employees or agents makes any representation or warranty, express or implied, as to the achievement or reasonableness of future projections, management targets, estimates, prospects or returns, if any.

The information contained in this release does not purport to be comprehensive and has not been subject to any independent audit or review. Certain of the financial information as of and for the periods ended December 31, 2019, 2018 and 2017 has been derived from audited financial statements and all other financial information has been derived from unaudited interim financial statements. A significant portion of the information contained in this release is based on estimates or expectations of the Company, and there can be no assurance that these estimates or expectations are or will prove to be accurate. The Company’s internal estimates have not been verified by an external expert, and the Company cannot guarantee that a third party using different methods to assemble, analyze or compute market information and data would obtain or generate the same results.

Statements in the release, including those regarding the possible or assumed future or other performance of the Company or its industry or other trend projections, constitute forward-looking statements. These statements are generally identified by the use of words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. By their nature, forward-looking statements are necessarily subject to a high degree of uncertainty and involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside the control of the Company. Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward-looking statements and there can be no assurance that such forward-looking statements will prove to be correct. These risks and uncertainties include factors relating to: (1) general economic, financial, political, demographic and business conditions in Brazil, as well as any other countries we may serve in the future and their impact on our business; (2) fluctuations in interest, inflation and exchange rates in Brazil and any other countries we may serve in the future; (3) competition in the financial services industry; (4) our ability to implement our business strategy; (5) our ability to adapt to the rapid pace of technological changes in the financial services industry; (6) the reliability, performance, functionality and quality of our products and services and the investment performance of investment funds managed by third parties or by our asset managers; (7) the availability of government authorizations on terms and conditions and within periods acceptable to us; (8) our ability to continue attracting and retaining new appropriately-skilled employees; (9) our capitalization and level of indebtedness; (10) the interests of our controlling shareholders; (11) changes in government regulations applicable to the financial services industry in Brazil and elsewhere; (12) our ability to compete and conduct our business in the future; (13) the success of operating initiatives, including advertising and promotional efforts and new product, service and concept development by us and our competitors; (14) changes in consumer demands regarding financial products, customer experience related to investments and technological advances, and our ability to innovate to respond to such changes; (15) changes in labor, distribution and other operating costs; (16) our compliance with, and changes to, government laws, regulations and tax matters that currently apply to us; (17) other factors that may affect our financial condition, liquidity and results of operations. Accordingly, you should not place undue reliance on forward-looking statements. The forward-looking statements included herein speak only as at the date of this release and the Company does not undertake any obligation to update these forward-looking statements. Past performance does not guarantee or predict future performance. Moreover, the Company and its affiliates, officers, employees and agents do not undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward-looking statements to reflect events that occur or circumstances that arise in relation to the content of the release. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented and we do not intend to update any of these forward-looking statements.

Market data and industry information used throughout this release are based on management’s knowledge of the industry and the good faith estimates of management. The Company also relied, to the extent available, upon management’s review of industry surveys and publications and other publicly available information prepared by a number of third-party sources. All of the market data and industry information used in this release involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. Although the Company believes that these sources are reliable, there can be no assurance as to the accuracy or completeness of this information, and the Company has not independently verified this information.

The contents hereof should not be construed as investment, legal, tax or other advice and you should consult your own advisers as to legal, business, tax and other related matters concerning an investment in the Company. The Company is not acting on your behalf and does not regard you as a customer or a client. It will not be responsible to you for providing protections afforded to clients or for advising you on the relevant transaction.

This release includes our Floating Balance, Adjusted Gross Financial Assets, Adjusted EBITDA and Adjustments to Reported Net Income, which are non-GAAP financial information. We believe that such information is meaningful and useful in understanding the activities and business metrics of the Company’s operations. We also believe that these non-GAAP financial measures reflect an additional way of viewing aspects of the Company’s business that, when viewed with our International Financial Reporting Standards (“IFRS”) results, as issued by the International Accounting Standards Board, provide a more complete understanding of factors and trends affecting the Company’s business. Further, investors regularly rely on non-GAAP financial measures to assess operating performance and such measures may highlight trends in the Company’s business that may not otherwise be apparent when relying on financial measures calculated in accordance with IFRS. We also believe that certain non-GAAP financial measures are frequently used by securities analysts, investors and other interested parties in the evaluation of public companies in the Company’s industry, many of which present these measures when reporting their results. The non-GAAP financial information is presented for informational purposes and to enhance understanding of the IFRS financial statements. The non-GAAP measures should be considered in addition to results prepared in accordance with IFRS, but not as a substitute for, or superior to, IFRS results. As other companies may determine or calculate this non-GAAP financial information differently, the usefulness of these measures for comparative purposes is limited. A reconciliation of such non-GAAP financial measures to the nearest GAAP measure is included in this release.

For purposes of this release:

“Active Clients” means the total number of retail clients served through our XP Investimentos, Rico, Clear, XP Investments and XP Private (Europe) brands, with an AUC above R$100.00 or that have transacted at least once in the last thirty days. For purposes of calculating this metric, if a client holds an account in more than one of the aforementioned entities, such client will be counted as one “active client” for each such account. For example, if a client holds an account in each of XP Investimentos and Rico, such client will count as two “active clients” for purposes of this metric.

“Assets Under Custody (AUC)” means the market value of all client assets invested through XP’s platform and that is related to reported Retail Revenue, including equities, fixed income securities, mutual funds (including those managed by XP Gestão de Recursos Ltda., XP Advisory Gestão de Recursos Ltda. and XP Vista Asset Management Ltda., as well as by third-party asset managers), pension funds (including those from XP Vida e Previdência S.A., as well as by third-party insurance companies), exchange traded funds, COEs (Structured Notes), REITs, and uninvested cash balances (Floating Balances), among others. Although AUC includes custody from Corporate Clients that generate Retail Revenue, it does not include custody from institutional clients (asset managers, pension funds and insurance companies).

Rounding

We have made rounding adjustments to some of the figures included in this annual report. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

Unaudited Managerial Income Statement (in R$ mn)

	3Q20	3Q19	YoY	2Q20	QoQ
Managerial Income Statement
Total Gross Revenue	2,245	1,453	55%	2,041	10%
Retail	1,698	944	80%	1,475	15%
Institutional	239	173	38%	333	-28%
Issuer Services	169	143	18%	65	160%
Digital Content	32	35	-8%	46	-30%
Other	107	158	-32%	123	-13%
Net Revenue	2,101	1,356	55%	1,921	9%
COGS	(706)	(445)	59%	(579)	22%
As a % of Net Revenue	(33.6%)	(32.8%)	-0.8 p.p	(30.2%)	-3.5 p.p
Gross Profit	1,395	911	53%	1,342	4%
Gross Margin	66.4%	67.2%	-0.8 p.p	69.8%	-3.5 p.p
SG&A	(669)	(481)	39%	(638)	5%
Share Based Compensation	(44)	-	n.a.	(40)	10%
EBITDA	681	430	58%	664	3%
EBITDA Margin	32.4%	31.7%	0.7 p.p	34.5%	-2.1 p.p
D&A	(36)	(23)	55%	(38)	-4%
EBIT	645	407	59%	626	3%
Share of profit or (loss) in joint ventures and associates	(1)	-	n.a.	-	n.a.
Interest expense on debt	(12)	(24)	-53%	(16)	-27%
EBT	632	382	66%	610	4%
Income tax expense	(91)	(121)	-25%	(69)	32%
Effective Tax Rate	(14.4%)	(31.8%)	17.3 p.p	(11.4%)	-3.1 p.p
Net Income	541	261	108%	540	0%
Net Margin	25.8%	19.2%	6.5 p.p	28.1%	-2.4 p.p
Non Recurring Items	29	-	n.a.	24	18%
Adjusted Net Income	570	261	119%	565	1%
Adjusted Net Margin	27.1%	19.2%	7.9 p.p	29.4%	-2.3 p.p

Accounting Income Statement (in R$ mn)

	3Q20	3Q19	YoY	2Q20	QoQ
Accounting Income Statement
Net revenue from services rendered	1,278	944	35%	1,064	20%
Brokerage commission	548	350	57%	543	1%
Securities placement	388	328	18%	186	109%
Management fees	274	207	32%	280	-2%
Insurance brokerage fee	18	27	-36%	27	-36%
Educational services	25	33	-22%	44	-43%
Other services	155	85	82%	85	82%
Taxes and contributions on services	(131)	(86)	52%	(102)	29%
Net income from financial instruments at amortized cost and at fair value through other comprehensive income	190	27	615%	(93)	-303%
Net income from financial instruments at fair value through profit or loss	633	385	64%	951	-33%
Total revenue and income	2,101	1,356	55%	1,921	9%
Operating costs	(706)	(445)	59%	(579)	22%
Selling expenses	(38)	(30)	27%	(28)	39%
Administrative expenses	(810)	(482)	68%	(690)	17%
Other operating revenues (expenses), net	98	7	1229%	1	9058%
Interest expense on debt	(12)	(24)	-53%	(16)	-27%
Share of profit or (loss) in joint ventures and associates	(1)	-	n.a.	-	n.a.
Income before income tax	632	382	66%	609	4%
Income tax expense	(91)	(121)	-25%	(69)	32%
Effective tax rate	(14.4%)	(31.8%)	17.3 p.p	(11.4%)	-3.0 p.p
Net income for the period	541	261	108%	540	0%

Balance Sheet (in R$ mn)

	3Q20	2Q20
Assets
Cash	642	346
Financial assets	84,433	57,381
Fair value through profit or loss	51,850	42,042
Securities	38,702	26,453
Derivative financial instruments	13,149	15,589
Fair value through other comprehensive income	9,589	5,252
Securities	9,589	5,252
Evaluated at amortized cost	22,994	10,087
Securities	1,366	1,226
Securities purchased under agreements to resell	18,244	6,142
Securities trading and intermediation	1,484	1,949
Accounts receivable	251	346
Loan Operations	1,369	377
Other financial assets	280	47
Other assets	1,484	712
Recoverable taxes	170	225
Rights-of-use assets	182	245
Prepaid expenses	1,091	167
Other	41	75
Deferred tax assets	379	401
Investments in associates and joint ventures	697	-
Property and equipment	95	131
Intangible assets	670	567
Total Assets	88,399	59,537

	3Q20	2Q20
Liabilities
Financial liabilities	69,389	43,013
Fair value through profit or loss	13,841	15,478
Securities	1,112	473
Derivative financial instruments	12,730	15,005
Evaluated at amortized cost	55,547	27,536
Securities sold under repurchase agreements	35,254	10,118
Securities trading and intermediation	15,160	14,851
Deposits	1,627	142
Structured operations certificates	1,142	639
Accounts payables	655	325
Borrowings and lease liabilities	512	640
Debentures	339	777
Other financial liabilities	859	45
Other liabilities	10,299	8,379
Social and statutory obligations	380	583
Taxes and social security obligations	235	395
Private pension liabilities	9,649	7,194
Provisions and contingent liabilities	16	15
Other	19	192
Deferred tax liabilities	41	-
Total Liabilities	79,729	51,392
Equity attributable to owners of the Parent company	8,669	8,143
Issued capital	0	0
Capital reserve	7,022	6,990
Other comprehensive income	172	218
Retained earnings	1,476	935
Non-controlling interest	1	2
Total equity	8,671	8,145
Total liabilities and equity	88,399	59,537

Adjusted Net Income (in R$ mn)

R$ million	3Q20	3Q19	YoY	2Q20	QoQ
Net Income	541	261	108%	540	0%
(+) Stock Based Compensation	44	-	n.a.	41	9%
(+) Offering expenses	2	-	n.a.	-	n.a.
(+/-) Taxes	(18)	-	n.a.	(16)	10%
Adj. Net Income	570	261	119%	565	1%

Adjusted EBITDA (in R$ mn)

	3Q20	3Q19	YoY	2Q20	QoQ
Net Income	541	261	108%	540	0%
(+) Income Tax	91	121	-25%	69	32%
(+) Depreciation and Amortization	36	23	55%	38	-4%
(+) Interest Expense on Debt	12	24	-53%	16	-27%
(+) Share of profit or (loss) in joint ventures and associates	1	-	n.a.	-	n.a.
(-) Interest Revenue on Adjusted Gross Financial Assets	(45)	(40)	12%	(60)	-25%
Adjusted EBITDA	636	390	63%	603	5%